ALMa Design Studio

Profit and Loss

January - December 2024

	TOTAL
Income	
Discounts given	-96.40
Nest Grant Funding	5,000.00
Refunds to customers	43.10
Sales	63,163.06
Total Income	**$68,109.76**
Cost of Goods Sold	
Cost of goods sold	23.69
Supplies & materials	9,851.52
Total Cost of goods sold	**9,875.21**
Payroll expenses	1,052.15
Payroll Fees	238.85
Payroll taxes	503.12
Shipping material	590.80
Total Cost of Goods Sold	**$12,260.13**
GROSS PROFIT	**$55,849.63**
Expenses	
General business expenses	
Bank fees & service charges	1,456.94
Continuing education	62.96
Parking & tolls	0.00
Rent	12,675.32
Vehicle Expenses	4,195.03
Vehicle gas & fuel (deleted)	0.00
Vehicle insurance (deleted)	0.00
Total General business expenses	**18,390.25**
Insurance	
Liability insurance	479.50
Total Insurance	**479.50**
Legal & accounting services	1,400.83
Meals	
Meals with clients	1,992.23
Total Meals	**1,992.23**
Office expenses	
Shipping & postage	310.84
Software & apps	2,977.07
Total Office expenses	**3,287.91**
Phones	1,129.48
QuickBooks Payments Fees	422.64

ALMa Design Studio

Profit and Loss

January - December 2024

	TOTAL
Taxes paid	
State Taxes	3,479.41
Total Taxes paid	**3,479.41**
Utilities	790.00
Total Expenses	**$31,372.25**
NET OPERATING INCOME	**$24,477.38**
NET INCOME	**$24,477.38**

ALMa Design Studio

Balance Sheet

As of December 31, 2024

	TOTAL
ASSETS	
Current Assets	
Bank Accounts	
BUS COMPLETE CHK (5070) - 7	12,357.15
Cash	0.00
QuickBooks Checking Account	1,663.81
Total Bank Accounts	**$14,020.96**
Accounts Receivable	
Accounts Receivable (A/R)	0.00
Total Accounts Receivable	**$0.00**
Other Current Assets	
Inventory Asset	5,110.49
Payments to deposit	0.00
Total Other Current Assets	**$5,110.49**
Total Current Assets	**$19,131.45**
Fixed Assets	
Long-term office equipment	0.00
Furniture	
Furniture (Shelves, Tables, Chairs, Desks)	2,000.00
Accumulated Depreciation For Furniture	0.00
Total Furniture (Shelves, Tables, Chairs, Desks)	**2,000.00**
Kiln Furniture	1,000.00
Total Furniture	**3,000.00**
Total Long-term office equipment	**3,000.00**
Tools, machinery, and equipment	
Jig/Jolly Arm	800.00
Accumulated Depreciation For Jig/Jolly Arm	-400.00
Total Jig/Jolly Arm	**400.00**
Kiln #1	1,500.00
Kiln #1 Accumulated Depreciation	-500.00
Total Kiln #1	**1,000.00**
Kiln #2	4,445.00
Kiln #2 Accumulated Depreciation	-810.00
Total Kiln #2	**3,635.00**
Kiln #3	4,056.00
Accumulated Depreciation Kiln #3	810.00
Total Kiln #3	**4,866.00**
Kiln Wheels	1,000.00
Molds	1,200.00
Accumulated Depreciation For Molds	-600.00

ALMa Design Studio

Balance Sheet

As of December 31, 2024

	TOTAL
Total Molds	**600.00**
Pottery Tools	1,000.00
Sanding Machine	324.00
Accumulated Depreciation For Sanding Machine	-74.00
Total Sanding Machine	**250.00**
Wheel #1 2015	700.00
Accumulated Depreciation For Wheel #1 2015	-200.00
Total Wheel #1 2015	**500.00**
Wheel #2 2020	1,400.00
Accumulated Depreciation for Wheel #2 2020	-600.00
Total Wheel #2 2020	**800.00**
Total Tools, machinery, and equipment	**14,051.00**
Vehicles	243.01
Total Fixed Assets	**$17,294.01**
TOTAL ASSETS	**$36,425.46**
LIABILITIES AND EQUITY	
Liabilities	
Current Liabilities	
Credit Cards	
Best Buy Visa	158.35
Chase Credit Card 1412	2,953.60
Credit Card	0.00
Home Depot - Citibank Visa	378.66
Wells Fargo Bank	0.00
Total Credit Cards	**$3,490.61**
Other Current Liabilities	
California Department of Tax and Fee Administration Payable	315.84
Short-term business loans	2,432.48
Total Other Current Liabilities	**$2,748.32**
Total Current Liabilities	**$6,238.93**
Long-Term Liabilities	
Long-term business loans	
Maganazeros Family Loan	3,605.70
TimePayment Loan	101.16
Total Long-term business loans	**3,706.86**
Shopify Loan	48.96
Total Long-Term Liabilities	**$3,755.82**
Total Liabilities	**$9,994.75**

ALMa Design Studio

Balance Sheet

As of December 31, 2024

	TOTAL
Equity	
Opening balance equity	12,235.84
Owner Drawings	-15,971.70
Owner Investments	-27,852.12
Retained Earnings	33,541.31
Net Income	24,477.38
Total Equity	**$26,430.71**
TOTAL LIABILITIES AND EQUITY	**$36,425.46**

ALMa Design Studio

Statement of Cash Flows
January - December 2024

	TOTAL
OPERATING ACTIVITIES	
Net Income	24,077.13
Adjustments to reconcile Net Income to Net Cash provided by operations:	
Accounts Receivable (A/R)	0.00
Inventory Asset	-217.49
Best Buy Visa	-1,230.10
Chase Credit Card 1412	185.50
Credit Card	0.00
Home Depot - Citibank Visa	308.97
Wells Fargo Bank	0.00
California Department of Tax and Fee Administration Payable	315.84
Short-term business loans	2,432.48
Total Adjustments to reconcile Net Income to Net Cash provided by operations:	**1,795.20**
Net cash provided by operating activities	**$25,872.33**
INVESTING ACTIVITIES	
Vehicles	-13.28
Net cash provided by investing activities	**$ -13.28**
FINANCING ACTIVITIES	
Long-term business loans:TimePayment Loan	-52.67
Shopify Loan	-700.09
Opening balance equity	-1,541.23
Owner Drawings	-731.35
Owner Investments	-17,170.88
Net cash provided by financing activities	**$ -20,196.22**
NET CASH INCREASE FOR PERIOD	**$5,662.83**
Cash at beginning of period	8,358.13
CASH AT END OF PERIOD	**$14,020.96**